April 22, 2016
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999700-0407

VIA EDGAR SYSTEM

Mr. Daniel F. Duchovny Special Counsel Office of Mergers & Acquisitions Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3628
Re:      Financial Institutions, Inc.
Soliciting Materials filed pursuant to Rule 14a-12 on April 18, 2016
Filed by Clover Partners, L.P., MHC Mutual Conversion Fund, L.P., Clover Investments, L.L.C., Terrell T. Philen, Jr., and Johnny Guerry
File No. 000-26481

Dear Mr. Duchovny:

We are writing this letter on behalf of MHC Mutual Conversion Fund, L.P., Clover Partners, L.P., Clover Investments, L.L.C., Johnny Guerry and Terrell T. Philen, Jr. (the “Reporting Parties”).

Set forth below are the Reporting Parties’ responses to the April 19, 2016 comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the soliciting materials referenced above (the “Soliciting Materials”).  The items set forth below (in bold italics) express the comments of the Staff, and following such comments are the Reporting Parties’ responses (in regular type).

In connection with the responses below, the Reporting Parties acknowledge (1) that the Reporting Parties are responsible for the adequacy and accuracy of the disclosure in the filing; (2) that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) that the Reporting Parties may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1. Avoid issuing statements that directly or indirectly make claims prior to a meeting regarding the results of a solicitation without factual foundation. In the future, either disclose the factual foundation for such assertions or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. We note your statement that you “... have a high degree of confidence that [you]’re going to win.”.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Securities and Exchange Commission
April 22, 2016

Response:  In future filings, the Reporting Parties will not issue statements that directly or indirectly make claims prior to the meeting regarding the results of the solicitation without factual foundation.  If there is factual foundation and the disclosure is made, then the Reporting Parties will disclose the factual foundation.

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If you have any questions or comments, call Peter D. Fetzer at (414) 297‑5596.

Very truly yours,

 /s/ Peter D. Fetzer

Peter D. Fetzer

cc:        Johnny Guerry
Phillip Goldberg